Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets out our ratios of earnings to fixed charges for each of the five years ended 31 December 2017, 2016, 2015, 2014 and 2013 based on information derived from our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Year ended 31 December
	2017	2016	2015	2014	2013
Earnings:
Profit from operations before taxes and share of results of associates	10,646	4,318	12,451	13,792	18,240
Add: Fixed charges (below)	4,957	4,608	2,200	2,366	2,389
Less: Interest capitalized (below)	22	12	28	39	38

Total earnings	15 581	8,914	14,623	16,119	20,591

Fixed charges:
Interest expense and similar charges	4,292	4,080	1,805	1,969	2,005
Accretion expense	541	468	289	266	261
Interest capitalized	22	12	28	39	38
Estimated interest portion of rental expense	102	48	78	92	85

Total fixed charges	4,957	4,608	2,200	2,366	2,389

Ratio of earnings to fixed charges	3.14	1.93	6.65	6.81	8.62

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates and joint ventures, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense.

We did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above.